SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.  20549

                        AMENDMENT NO. 4

                              TO

                             FORM
                            N-8B-2

        REGISTRATION STATEMNT OF UNIT INVESTMENT TRUSTS

                Pursuant to Section 8(b) of the
                Investment Company Act of 1940

      MORGAN STANLEY DEAN WITTER SELECT GOVERNMENT TRUST
     (AND SUBSEQUENT TRUSTS AND SIMILAR SERIES OF TRUSTS)

                (Name of Unit Investment Trust)

                      _________________-

     Not the issuer of periodic payment plan certificates.

I.   ORGANIZATION AND GENERAL INFORMATION

     1.  (a)  Furnish name of the trust and the Internal
              Revenue Service Employer Identification Number.

              MORGAN STANLEY DEAN WITTER SELECT GOVERNMENT
              TRUST (AND SUBSEQUENT TRUSTS AND SIMILAR SERIES
              OF TRUSTS)

              The trust has no Internal Revenue Service
              Employer Identification Number.

          (b) Furnish title of each series of securities issued by the trust.

                   CERTIFICATE OF OWNERSHIP

                        _ evidencing _

                     An Undivided Interest

                          _ in the _

      MORGAN STANLEY DEAN WITTER SELECT GOVERNMENT TRUSTa


III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF
     DEPOSITOR

     Organization and Operations of Depositor

     29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the Depositor.

          As of June 1, 1998:

          Dean Witter Reynolds Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-traded corporation. Morgan Stanley Dean Witter & Co. owns 100% of the outstanding common stock of Dean Witter Reynolds Inc. No company

a    (AND SUBSEQUENT TRUSTS AND SIMILAR SERIES OF TRUSTS)
          directly or indirectly owns, controls or holds with power to vote 5% or more of the Common Stock of Morgan Stanley Dean Witter & Co. The common stock of Morgan Stanley Dean Witter & Co. and Dean Witter Reynolds Inc. constitutes all the issued and outstanding voting stock of both entities.


IX.  EXHIBITS - Previously Filed

                           SIGNATURE


          Pursuant to the requirements of the Investment
Company Act of 1940, the Depositor of the registrant has caused this Amendment to the Registration Statement to be duly signed on behalf of the registrant in The City of New York and State of New York on the 3rd day of August, 1998.

                         MORGAN STANLEY DEAN WITTER SELECT
                         GOVERNMENT TRUST (AND SUBSEQUENT
                         TRUSTS AND SIMILAR SERIES OF TRUSTS)
                              (Registrant)

                         By:  DEAN WITTER REYNOLDS INC.
                              (Depositor)


                         By:  /s/Michael D. Browne
                              Michael D. Browne
                              First Vice President